UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September	,	2013
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Amending Agreement to the June 2009 Senior Facilities Agreement.

Document 1

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AMENDMENT AGREEMENT

amongst

ATLATSA RESOURCES CORPORATION

and

N1C RESOURCES INC.

and

N2C RESOURCES INC

and

RUSTENBURG PLATINUM MINES LIMITED
(in its capacity as co-shareholder and preference shareholder of Holdco and Senior Agent and Senior Facilities Lender)

and

PLATEAU RESOURCES PROPRIETARY LIMITED

and

BOKONI PLATINUM HOLDINGS PROPRIETARY LIMITED

and

BOKONI PLATINUM MINE PROPRIETARY LIMITED

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and

MICAWBER 634 (RF) PROPRIETARY LIMITED

and

MICAWBER 603 (RF) PROPRIETARY LIMITED

and

PELAWAN FINANCE SPV PROPRIETARY LIMITED

and

THE TRUSTEES FOR THE TIME BEING OF THE PELAWAN TRUST

and

THE TRUSTEES FOR THE TIME BEING OF THE PELAWAN DIVIDEND TRUST

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Table of Contents

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1.	PART 1: DEFINITIONS AND INTERPRETATION

1.1	Words and expressions not otherwise defined in this Agreement shall bear the meaning given to them in the June 2009 Senior Facilities Agreement (as defined below). In addition, unless otherwise stated or inconsistent with the context in which they appear, the following words and expressions used in this Agreement (including without limitation, in clauses 4.1 to 4.5) bear the following meanings and other words derived from the same origins as such words (that is, cognate words) shall bear corresponding meanings:

1.1.1	"Additional Advance Amounts"	has the meaning given to this term in the Amendment and Interim Implementation Agreement;

1.1.2	"Additional SFA Advance Amount"	has the meaning given to this term in the Amendment and Interim Implementation Agreement;

1.1.3	"Amendment and InterimImplementation Agreement"	the Amendment and Interim Implementation Agreement, dated 26 September 2012, between each of the parties to this Agreement;

1.1.4	"AFSA"	Arbitration Foundation of Southern Africa;

1.1.5	"Agreement"	this amendment agreement, as amended from time to time;

1.1.6	"Atlatsa"
Atlatsa Resources Corporation (previously known as Anooraq Resources Corporation), registration number 10022-2033, a public company incorporated in accordance with the laws of British Columbia, Canada;

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1.1.7	"Business Day"	any day which is not a Saturday, Sunday or gazetted public holiday in South Africa;

1.1.8	"Companies Act"	the Companies Act, 71 of 2008;

1.1.9	"Conditions Precedent"	the conditions precedent set out in clause 3;

1.1.10	"Holdco"	Bokoni Platinum Holdings Proprietary Limited, registration number 2007/016711/07, a private company incorporated in accordance with the laws of South Africa;

1.1.11	"Income Tax Act"	the Income Tax Act, 58 of 1962;

1.1.12	"Insolvency Act"	the Insolvency Act, 24 of 1936;

1.1.13	"June 2009 Senior Facilities Agreement"
the ZAR750,000,000 (inclusive of capitalised interest) term facility agreement dated 12 June 2009, between (as at the Signature Date), amongst others, Atlatsa, N1C Resources, N2C Resources, the Borrower and RPM in its capacity as lender, senior agent and security agent, as amended from time to time (including pursuant to the Amendment and Interim Implementation Agreement);

1.1.14	"Lender"	the Lender, as defined in the Senior Facilities Agreement;

1.1.15	"May 2013 Additional SFA Advance Amount"	the amount of R110 000 000.00, less any amounts utilised by Plateau pursuant to the Transaction Costs Loan Agreement;

1.1.16	"N1C Resources"	N1C Resources Inc., registration number CR-94610, a limited liability company incorporated in accordance with the laws of the Cayman Islands;

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1.1.17	"N2C Resources"	N2C Resources Inc., registration number CR-94611, a limited liability company incorporated in accordance with the laws of the Cayman Islands;

1.1.18	"New Senior Facilities Agreement"
the new senior facilities agreement, dated 27 March 2013, entered into between, amongst others, the parties to the June 2009 Senior Facilities Agreement as at 27 March 2013, in terms of which RPM, as original lender, will advance to Plateau, as borrower, an amount of up to R2,300,000,000, including capitalised interest, (plus a further amount, to be agreed between the parties to that agreement, to facilitate the capitalisation of the Holdco Group), on the terms set out in that agreement;

1.1.19	"New Senior Facilities Utilisation Date"	the date on which the first amount is advanced to Plateau under the New Senior Facilities Agreement;

1.1.20	"OCSF Agreement"	the OCSF Agreement, as defined in the RPM Funding Common Terms Agreement;

1.1.21	"OCSF Facility"	the OCSF Facility, as defined in the RPM Funding Common Terms Agreement;

1.1.22	"Opco"	Bokoni Platinum Mines Proprietary Limited, registration number 2007/016001/07, a private company incorporated in accordance with the laws of South Africa;

1.1.23	"Opco Security SPV"	Micawber 603 (RF) Proprietary Limited, registration number 2007/019599/07, a private

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company incorporated in accordance with the laws of South Africa;

1.1.24	"Parties"
collectively, Atlatsa, Plateau, N1C Resources, N2C Resources, RPM, the Lender, the Senior Agent, Opco Security SPV, Plateau Security SPV, Holdco, Opco, Pelawan SPV, Pelawan Dividend Trust, Pelawan Trust and a "Party" shall mean each or any of them, as the context requires;

1.1.25	"Pelawan SPV"
Pelawan Finance SPV Proprietary Limited (formerly Central Plaza Investments 78 Proprietary Limited), registration number 2006/032879/07, a private company incorporated in accordance with the laws of South Africa;

1.1.26	"Pelawan Dividend Trust"	the trustees for the time being of the Pelawan Dividend Trust, established in accordance with the trust deed with Master's reference number IT8410/2004;

1.1.27	"Pelawan Trust"	the trustees for the time being of the Pelawan Trust, established in accordance with the trust deed dated 2 September 2004, Master's reference number IT8411/2004;

1.1.28	"Plateau"	Plateau Resources Proprietary Limited, registration number 1996/013879/07, a private company incorporated in accordance with the laws of South Africa;

1.1.29	"Plateau Security SPV"	Micawber 634 (RF) Proprietary Limited, registration number 2007/025445/07, a private company incorporated in accordance with the laws of South Africa;

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1.1.30	"RPM"	Rustenburg Platinum Mines Limited, registration number 1931/003380/06, a public company incorporated in accordance with the laws of South Africa;

1.1.31	"RPM Funding Common Terms Agreement"
the RPM Funding Common Terms Agreement dated 12 June 2009 between, amongst RPM, Plateau, Atlatsa, Pelawan SPV, N1C Resources, N2C Resources, Pelawan, Pelawan Trust, Opco Security SPV and Plateau Security SPV, as amended pursuant to the Amendment and Interim Implementation Agreement;

1.1.32	"Schedule"	a schedule to this Agreement;

1.1.33	"Security Agent"	the Security Agent, as defined in the June 2009 Senior Facilities Agreement;

1.1.34	"Senior Agent"	the Senior Agent, as defined in the June 2009 Senior Facilities Agreement;

1.1.35	"Signature Date"	the date on which this Agreement is signed (whether or not in counterpart) by the last signing of the Parties;

1.1.36	"South Africa"	the Republic of South Africa;

1.1.37	"Transaction Costs Loan Agreement"
the loan agreement between RPM and Plateau dated on or about the Signature Date in terms of which RPM makes a loan for a maximum amount of R22 500 000 available to Plateau for the purposes of funding transaction costs in relation to the Acquisition and Project Bullseye (each as defined in the New Senior Facilities Agreement);

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1.1.38	"VAT"	value-added tax in terms of the VAT Act; and

1.1.39	"VAT Act"	the Value Added Tax Act, 89 of 1991.

1.2	If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this Agreement.

1.3	Any reference to an enactment is to that enactment as at the Signature Date and, in the event that any right and/or obligation shall arise in terms of this Agreement, in respect of and/or in connection with such enactment after the Signature Date, such reference shall be to that enactment as amended and/or replaced as at the date for performance of such right and/or obligation.

1.4	Any reference in this Agreement to this Agreement or to any other agreement shall be construed as a reference to this Agreement or such other agreement as the same may have been (including at any time prior to the Signature Date), or may from time to time be, amended, varied, novated or supplemented.

1.5	Unless inconsistent with the context, an expression which denotes:

1.5.1	any gender includes the other genders;

1.5.2	a natural person includes an artificial person and vice versa;

1.5.3	the singular includes the plural and vice versa.

1.6	Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

1.7	The rule of construction that, in the event of ambiguity, a contract shall be interpreted against the Party responsible for the drafting or preparation of such contract, shall not apply.

1.8	Where any number of days is prescribed, those days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which event the last day shall be the next succeeding Business Day.

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1.9
The Schedules to this Agreement, if any, form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Schedules.

1.10
If any words and expressions defined in clause 1.1 above are used in any clause in this Agreement which contains amendments to any Finance Document or RPM Finance Document ("Amended Finance Document"), such words and expressions shall be deemed to be included by reference, as defined terms, into such Amended Finance Document for the purposes of the amendments set out in this Agreement.

1.11
Each of the provisions of this Agreement has been negotiated by the Parties and drafted for the benefit of the Parties, and accordingly the rule of construction that the Agreement shall be interpreted against or to the disadvantage of the Party responsible for the drafting or preparation of the Agreement (ie the contra proferentem rule), shall not apply.

2.	PART 2: INTRODUCTION

2.1	As part of a broader restructure of the funding arrangements in relation to the Borrower and the Holdco Group the parties thereto have entered into the New Senior Facilities Agreement.

2.2	Subject to the terms of the New Senior Facilities Agreement, Plateau will have additional funding available to it under the such agreement.

2.3	Plateau is not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such draw down have been met.

2.4	The Parties anticipate that such conditions precedent will be met on or about September 2013 and therefore that the New Senior Facilities Utilisation Date will be on or about September 2013.

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2.5
As Plateau will likely require additional funding prior to the New Senior Facilities Utilisation Date, the Parties have agreed to increase the amount available for drawdown under the June 2009 Senior Facilities Agreement.

2.6	The Parties accordingly wish to enter into this Agreement on the terms set out below.

3.	PART 3: CONDITIONS PRECEDENT

3.1
This entire Agreement (save in respect of clauses 1 to 3 (both inclusive) and clause 5, which shall be of immediate force and effect) shall be subject to the fulfilment of the Conditions Precedent by not later than 31 May 2013, or such later date as the Senior Agent may agree to in writing, that:

3.1.1
the Parties shall each have obtained all necessary corporate authorisations (including all board and shareholder resolutions, including all required resolutions under sections 44, 45 and 46 of the Companies Act) required to enter into this Agreement;

3.1.2
the Senior Agent has received a legal opinion in form and substance satisfactory to the Senior Agent which confirms that N2C has the capacity and authority to enter into and implement the Amendment and Interim Implementation Agreement and this Agreement, each of which are legal, valid and binding on N2C;

3.1.3
a copy of any other authorisation or other document, opinion or assurance which the Senior Agent has notified Plateau is necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, this Agreement or for the validity and enforceability of this Agreement;  and

3.1.4	RPM and Plateau have received a copy of this Agreement, signed by each Party.

3.2
The Conditions Precedent above are imposed for the benefit of all the Parties, and may not be waived except by unanimous written agreement amongst the Parties at any time on or prior to the dates respectively specified for their fulfilment.

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3.3	The Parties shall use their respective reasonable commercial endeavours to procure the fulfilment of the Conditions Precedent as soon as reasonably possible after the Signature Date.

3.4
If any Condition Precedent shall not have been fulfilled, or waived by the Senior Agent and Atlatsa in writing, by the date specified in clause 3.1 for its fulfilment (or such later date as the Senior Agent may have in writing agreed), this Agreement (save in respect of clauses 1 to 3 (both inclusive) and clause 5, which shall remain of full force and effect, shall lapse and shall be of no force and effect and none of the Parties shall have any claim against the others of them in terms hereof or arising from the failure of the Conditions Precedent, save for a claim arising as a result of a Party's failure to fulfil-comply with  its obligations under this clause 3.

4.	PART 4: AMENDMENTS TO THE FINANCE DOCUMENTS AND RPM FINANCE DOCUMENTS AND TERMINATION OF THE OCSF AGREEMENT

4.1	AMENDMENTS TO THE JUNE 2009 SENIOR FACILITIES AGREEMENT

4.1.1	General

4.1.1.1
Pursuant to clause 40 (Amendments and waivers) of the June 2009 Senior Facilities Agreement, the Lender has consented to the amendments to the June 2009 Senior Facilities Agreement contemplated by this Agreement.  Accordingly, RPM in its capacity as Senior Agent is authorised to execute this Agreement on behalf of the Finance Parties.

4.1.1.2
The amendments set out in this clause 4.1 will amend the June 2009 Senior Facilities Agreement on and with effect from the date of fulfilment or waiver of the last of the Conditions Precedent in accordance with clause 3.

4.1.2	Amendments and terms applicable to the May 2013 Additional SFA Advance Amount

The June 2009 Senior Facilities Agreement and, to the extent applicable, each other Finance Document and each other RPM Finance Document shall be deemed to be amended, in all respects, as specifically set out in this clause 4.1.2 below and to give effect to the principles set out in this clause 4.1.2 below.

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4.1.2.1	Increase of the Total Commitments

4.1.2.1.1	The definition of "Commitments" is amended by adding the following sub-paragraph as sub-paragraph (a)(ii) immediately after sub-paragraph (a)(i) of this definition:

"(a)(ii) in relation to RPM, as the sole Lender as at the date upon which this paragraph (a)(ii) comes into effect, an amount equal to the May 2013 Additional SFA Advance Amount; and".

4.1.2.1.2	The definition of "Total Commitments" is deleted and replaced with the following:

"Total Commitments" means the aggregate of the Commitments, being R 525,725,465.76 plus the Additional Advance Amounts plus the May 2013 Additional SFA Advance Amount.".

4.1.2.2	Availability Period

In relation to the May 2013 Additional SFA Advance Amount, the Availability Period shall be the period commencing on the date of fulfilment or waiver of the last of the Conditions Precedent in accordance with clause 3 and terminating on the earlier of (i) the New Senior Facilities Utilisation Date and (ii) 27 September 2013.

4.1.2.3	Purpose

The May 2013 Additional SFA Advance Amount is intended to replace amounts that would, subject to amendments to the OCSF Facility, have been available for utilisation under the OSCF Facility prior to its termination in accordance with the Amendment and Interim Implementation Agreement. As such:

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4.1.2.3.1
the May 2013 Additional SFA Advance Amount (or any part thereof) may be utilised at any time during the Availability Period referred to in clause 4.1.2.2 and, notwithstanding any provision to the contrary in the June 2009 Senior Facilities Agreement, any other Finance Document or any other RPM Finance Document, may be used for any purpose for which the amounts drawn down under the OSCF Facility (as defined in the OCSF Agreement) were permitted to be used.

4.1.2.4	Utilisation Request and utilisation conditions

Notwithstanding any provision to the contrary in the June 2009 Senior Facilities Agreement, Plateau is entitled to deliver a Utilisation Request in relation to each advance of the May 2013 Additional SFA Advance Amount (or any part thereof), which Utilisation Request must be substantially the form of Schedule 1 to this Agreement and must be delivered by no later than 10 Business Days prior to the proposed Utilisation Date (or such other period as the Lender and Plateau may agree in writing); provided that such Utilisation Request must also (i) specify the amount of the May 2013 Additional SFA Advance Amount requested for utilization, (ii) specify the purpose for which that amount of the May 2013 Additional SFA Advance Amount will be used and (iii) confirm that each of the conditions of clause 6 of the OCSF Agreement (and incorporated into the June 2009 Senior Facilities Agreement pursuant to clause 4.1.2.4.3 of the Amendment and Interim Implementation Agreement) have been complied with.

4.1.2.5	Terms of advance

4.1.2.5.1	Utilisations of the May 2013 Additional SFA Advance Amount shall be made in accordance with the provisions of clause 4.1.2.4 above.

4.1.2.5.2
Save as otherwise expressly set out in this Agreement, the Lender will advance and Plateau shall borrow and repay the amount of the May 2013 Additional SFA Advance Amount advanced by the Lender on the same terms and conditions as the other amounts advanced to Plateau under the June 2009 Senior Facilities Agreement as at the Signature Date.

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4.1.2.5.3
The amount of the May 2013 Additional SFA Advance Amount advanced by the Lender shall be added to the principal amount of the Loan, which will be repaid by Plateau to the Senior Agent on the dates referred to in clause 10.1(a) of the June 2009 Senior Facilities Agreement (as amended, including pursuant to an amendment dated 11 August 2011).  For this purpose the amount of each payment made by Plateau on such dates shall be increased pro rata by the amount of the May 2013 Additional SFA Advance Amount which is outstanding as at the relevant payment date.

4.1.2.5.4
Interest on the outstanding May 2013 Additional SFA Advance Amount advanced by the Lender shall accrue at the rate referred to in clause 4.1.2.6 to 4.1.2.8 of the Amendment and Interim Implementation Agreement and shall be repaid on the same dates specified in the June 2009 Senior Facilities Agreement (as amended, including pursuant to an amendment dated 11 August 2011).

4.1.2.6	Representations

Plateau (for itself and on behalf of each Obligor) confirms to the Lender that on the Signature Date and on each day thereafter the Repeating Representations:

4.1.2.6.1	are true; and

4.1.2.6.2	would also be true if references to the June 2009 Senior Facilities Agreement were construed as references to such agreement, as amended by this Agreement.

Each Repeating Representation is applied to the circumstances existing at the time the Repeating Representation is made.

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4.1.2.7	Security

On the Signature Date and on each date thereafter, Plateau (for itself and as agent for each other Obligor) confirms that:

4.1.2.7.1
any Security created by it under the Transaction Security Documents extends to the obligations of the Obligors under the Finance Documents (including the June 2009 Senior Facilities Agreement and each other Finance Document or RPM Finance Document, as amended by this Agreement), subject to any limitations set out in the Transaction Security Documents;

4.1.2.7.2
the obligations of the Obligors arising under the June 2009 Senior Facilities Agreement as amended by this Agreement (and arising under any other Finance Document or RPM Finance Document, as amended by this Agreement) are included in the secured obligations (as the same may be defined in the respective Transaction Security Documents) subject to any limitations set out in the Transaction Security Documents;  and

4.1.2.7.3	The Security created under the Transaction Security Documents continues in full force and effect on the terms of the respective Transaction Security Documents.

4.1.2.8	Miscellaneous

4.1.2.8.1	This Agreement is a Finance Document.

4.1.2.8.2
Except as expressly otherwise provided in this Agreement, no amendment, variation or change is made to any Finance Document and all the Finance Documents remain in full force and effect in accordance with their terms.

4.1.2.8.3
Except to the extent expressly waived in this Agreement, no waiver of any provision of any Finance Document is given by the terms of this Agreement and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other Default under, the Finance Documents.

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4.2	AMENDMENTS TO THE RPM FUNDING LOAN AGREEMENT

4.2.1	In this clause 4.2, references to "Loans" and "RPM OCSF Tranches" shall be to those terms, as defined in the RPM Funding Loan Agreement.

4.2.2
In addition to the Additional SFA Advance Amount, the May 2013 Additional SFA Advance Amount available for utilisation under the June 2009 Senior Facilities Agreement is intended to replace amounts that would, subject to amendments to the OCSF Facility, have been available for utilisation under the OSCF Facility prior to its termination in accordance with the Amendment and Interim Implementation Agreement.  As such and having regard to the provisions of clause 4.4.4 of the Amendment and Interim Implementation Agreement, references in (i) the RPM Funding Loan Agreement, (ii) the Global Intercreditor Agreement, (iii) the RPM Funding Common Terms Agreement (iv) any other Finance Document or (v) any other RPM Finance Document to the OCSF Facility and amounts utilised under the OCSF Facility (including references to the OCSF Tranches, and all derivative and related definitions and concepts) shall (mutatis mutandis) be construed and implemented in all respects as references to the June 2009 Senior Facilities Agreement, the Additional  Advance Amounts (or part thereof) and the May 2013 Additional SFA Advance Amount (or relevant part thereof) advanced by RPM under the June 2009 Senior Facilities Agreement.

4.3	AMENDMENTS TO THE PLATEAU FUNDING LOAN AGREEMENT

4.3.1	In this clause 4.3, references to "Loans" and "Plateau OCSF Tranches" shall be to those terms, as defined in the Plateau Funding Loan Agreement.

4.3.2
In addition to the Additional SFA Advance Amount, the May 2013 Additional SFA Advance Amount available for utilisation under the June 2009 Senior Facilities Agreement is intended to replace amounts that would, subject to amendments to the OCSF Facility, have been available for utilisation under the OSCF Facility prior to its termination in accordance with the Amendment and Interim Implementation Agreement.  As such and having regard to the provisions of clause 4.5.4 of the Amendment and Interim Implementation Agreement, references in (i) the Plateau Funding Loan Agreement, (ii) the Global Intercreditor Agreement, (iii) the RPM Funding Common Terms Agreement (iv) any other Finance Document or (v) any other RPM Finance Document to the OCSF Facility and amounts utilised under the OCSF Facility (including references to the OCSF Tranches, and all derivative and related definitions and concepts) shall (mutatis mutandis) be construed and implemented in all respects as references to the June 2009 Senior Facilities Agreement, the Additional Advance Amounts (or relevant part thereof) and the May 2013 Additional SFA Advance Amount (or relevant part thereof) advanced by RPM under the June 2009 Senior Facilities Agreement.

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4.4	AMENDMENTS TO THE OPCO FUNDING LOAN AGREEMENT

4.4.1	In this clause 4.4 references to "Loans" and "Opco OCSF Tranches" shall be to those terms, as defined in the Opco Funding Loan Agreement.

4.4.2
In addition to the Additional SFA Advance Amount, the May 2013 Additional SFA Advance Amount available for utilisation under the June 2009 Senior Facilities Agreement is intended to replace amounts that would, subject to amendments to the OCSF Facility, have been available for utilisation under the OSCF Facility prior to its termination in accordance with the Amendment and Interim Implementation Agreement.  As such and having regard to the provisions of clause 4.6.4 of the Amendment and Interim Implementation Agreement, references in (i) the Opco Funding Loan Agreement, (ii) the Global Intercreditor Agreement, (iii) the RPM Funding Common Terms Agreement (iv) any other Finance Document or (v) any other RPM Finance Document to the OCSF Facility and amounts utilised under the OCSF Facility (including references to the OCSF Tranches, and all derivative and related definitions and concepts) shall (mutatis mutandis) be construed and implemented in all respects as references to the June 2009 Senior Facilities Agreement, the Additional Advance Amounts (or relevant part thereof) and the May 2013 Additional SFA Advance Amount (or relevant part thereof) advanced by RPM under the June 2009 Senior Facilities Agreement.

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4.5	AMENDMENTS TO GLOBAL INTERCREDITOR AGREEMENT, RPM FUNDING COMMON TERMS AGREEMENT AND OTHER FINANCE DOCUMENTS

The Parties agree that even though not each Finance Document or RPM Finance Document is expressly amended by this Agreement, each such Finance Document and RPM Finance Document shall be construed and implemented with reference to and incorporating the principles and amendments set out in this Agreement, mutatis mutandis.

5.	PART 6: MISCELLANEOUS PROVISIONS

5.1	CONFIDENTIALITY

5.1.1
For the purposes of this clause 5.1, "Confidential Information" means the details of the negotiations leading to this Agreement, the terms of the Transaction Documents and/or the information in respect of Anglo American Platinum Limited and/or Atlatsa obtained by the Parties during the course of such negotiations and/or pursuant to the conclusion or implementation of this Agreement (in so far as such is confidential in nature) ("the Confidential Information").

5.1.2
Each of the Parties undertakes to the other that it will keep all Confidential Information confidential and to use it only for the purposes of the proposed transactions under the Transaction Documents and to disclose it only to its officers, directors, employees, consultants and professional advisers who:

5.1.2.1	are required to know (and then only to the extent that each such person is so required);

5.1.2.2	are aware that the Confidential Information should be kept confidential;

5.1.2.3	are aware of the disclosing Party's undertaking in relation to such information in terms of this Agreement; and

5.1.2.4	have been directed by the disclosing Party to keep the Confidential Information confidential and have undertaken to keep the Confidential Information confidential.

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5.1.3	The obligations of the Parties in relation to the maintenance and non-disclosure of Confidential Information in terms of this Agreement do not extend to information:

5.1.3.1
that is disclosed to the disclosing Party in terms of this Agreement but at the time of such disclosure such information is known to be in the lawful possession or control of the disclosing Party and not subject to an obligation of confidentiality;

5.1.3.2	that is or becomes public knowledge, otherwise than pursuant to a breach of this Agreement by the disclosing Party; or

5.1.3.3
that is required by the provisions of any law, or during any court proceedings, or by the rules or regulations of any recognised stock exchange to be disclosed.  In addition, the provisions of this clause 5 shall not restrict the disclosure of Confidential Information to prospective investors for the purposes of raising capital or to any person pursuant to a bona fide due diligence investigation into the Party or its business or affairs.

5.1.4	A breach of this clause 5.1 shall not entitle any Party to cancel this Agreement or any other Transaction Document.

5.2	BREACH

If a Party breaches any provision of this Agreement and (if capable of remedy) remains in breach of such provision for 10 Business Days after written notice to that Party requiring that Party to rectify that breach, the aggrieved Party shall be entitled (without derogating from any of its other rights or remedies under this Agreement or at law) to pursue any remedies available to is under South African law in relation to such breach.

5.3	ARBITRATION

5.3.1	separate, divisible agreement

This clause is a separate, divisible agreement from the rest of this Agreement and shall:

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5.3.1.1
not be or become void, voidable or unenforceable by reason only of any alleged misrepresentation, mistake, duress, undue influence, impossibility (initial or supervening), illegality, immorality, absence of consensus, lack of authority or other cause relating in substance to the rest of the Agreement and not to this clause.  The Parties intend that any such issue shall at all times be and remain subject to arbitration in terms of this clause;

5.3.1.2	remain in effect even if the Agreement terminates or is cancelled.

5.3.2	disputes subject to arbitration

Save as may be expressly provided for elsewhere in this Agreement for the resolution of particular disputes, any other dispute arising out of or in connection with this Agreement or the subject matter of this Agreement, including without limitation, any dispute concerning:

5.3.2.1	the existence of the Agreement apart from this clause;

5.3.2.2	the interpretation and effect of the Agreement;

5.3.2.3	the Parties' respective rights or obligations under the Agreement;

5.3.2.4	the rectification of the Agreement;

5.3.2.5	the breach, termination or cancellation of the Agreement or any matter arising out of the breach, termination or cancellation;

5.3.2.6	damages arising in delict, compensation for unjust enrichment or any other claim, whether or not the rest of the Agreement apart from this clause is valid and enforceable,

shall be referred to arbitration in terms of this 5.2.

5.3.3	appointment of arbitrator

5.3.3.1
The Parties shall agree on the arbitrator who shall be an attorney or advocate on the panel of arbitrators of AFSA.  If agreement is not reached within 10 Business Days after any Party calls in writing for such agreement, the arbitrator shall be an attorney or advocate nominated by the Registrar of AFSA for the time being.

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5.3.3.2
The request to nominate an arbitrator shall be in writing outlining the claim and any counterclaim of which the Party concerned is aware and, if desired, suggesting suitable nominees for appointment as arbitrator, and a copy shall be furnished to the other Parties who may, within 7 days, submit written comments on the request to the addressee of the request with a copy to the first Party.

5.3.4	venue and period for completion of arbitration

The arbitration shall be held in Johannesburg and the Parties shall endeavour to ensure that it is completed within 90 days after notice requiring the claim to be referred to arbitration is given.

5.3.5	Arbitration Act - rules

The arbitration shall be governed by the Arbitration Act, 1965, or any replacement Act and shall take place in accordance with the Commercial Arbitration Rules of AFSA.

5.3.6	Application to court for urgent interim relief

Nothing contained in this clause 5.3 shall prohibit a Party from approaching any court of competent jurisdiction for urgent interim relief pending determination of the dispute by arbitration.

5.4	POSTAL ADDRESSES AND ADDRESSES FOR SERVICE OF LEGAL DOCUMENTS

5.4.1
The Parties choose the following addresses at which notices in connection with this Agreement and/or documents in legal proceedings in connection with this Agreement may be served (ie their domicilia citandi et executandi):

5.4.1.1	in the case of RPM:

	physical address:	55 Marshall Street
Marshalltown
Johannesburg

	fax number:	(011) 373 5111

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and shall be marked for the attention of: The Company Secretary, the Finance Director and the Financial Controller;

5.4.1.2	in the case of the Atlatsa and each other Party for whom no specific address is provided for in this clause 5.4:

	physical address:	4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

	fax number:	(011) 833 0836

and shall be marked for the attention of: The Company Secretary;

5.4.1.3	in the case of the Plateau:

	physical address:	4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

	fax number:	(011) 833 0836

and shall be marked for the attention of: The Company Secretary;

5.4.1.4	in the case of the N2C Resources:

	physical address:	4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

	fax number:	(011) 833 0836

and shall be marked for the attention of: The Company Secretary;

5.4.1.5	in the case of the Holdco:

	physical address:	4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

	fax number:	(011) 883 0836

and shall be marked for the attention of: The Company Secretary;

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5.4.1.6	in the case of the Opco:

	physical address:	4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

	fax number:	(011) 883 0836

and shall be marked for the attention of: The Managing Director;

5.4.2	The notice shall be deemed to have been duly given:

5.4.2.1	5 Business Days after posting, if posted by registered post (airmail, if available) to the Party's address in terms of clause 5.4.1;

5.4.2.2	on delivery, if delivered to the Party's physical address in terms of clause 5.4.1 between 08h30 and 17h00 on a Business Day (or on the first Business Day after that if delivered outside such hours);

5.4.2.3	on despatch, if sent to the Party's then fax number or e-mail address between 08h30 and 17h00 on a Business Day (or on the first Business Day after that if despatched outside such hours);

unless the addressor is aware, at the time the notice would otherwise be deemed to have been given, that the notice is unlikely to have been received by the addressee through no act or omission of the addressee.

5.4.3
A Party may change that Party's address for this purpose to another physical address in South Africa, by notice in writing to the other Parties such change to be effective only on and with effect from the 7th Business Day after the giving of such notice.

5.4.4
Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate service of such written notice or communication to that Party notwithstanding that the notice or communication was not sent to or delivered or served at that Party's chosen domicilium citandi et executandi.

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5.5	GENERAL

5.5.1	entire contract

This Agreement (read with the other Transaction Documents) contains all the express provisions agreed on by the Parties with regard to the subject matter of the Agreement and supersedes and novates in its entirety any previous understandings or agreements between the Parties in respect thereof, and the Parties waive the right to rely on any alleged provision not expressly contained in the Transaction Documents.

5.5.2	no stipulation for the benefit of a third person

Save as is expressly provided for in this Agreement, no provision of this Agreement constitutes a stipulation for the benefit of a third person (ie a stipulatio alteri) which, if accepted by the person, would bind any Party in favour of that person.

5.5.3	no representations

A Party may not rely on any representation which allegedly induced that Party to enter into this Agreement, unless the representation is recorded in this Agreement.

5.5.4	variation, cancellation and waiver

No contract varying, adding to, deleting from or cancelling this Agreement, and no waiver of any right under this Agreement, shall be effective unless reduced to writing and signed by or on behalf of the relevant Parties to which such term of the Agreement or right relates.

5.5.5	indulgences

The grant of any indulgence, extension of time or relaxation of any provision by a Party under this Agreement shall not constitute a waiver of any right by the grantor or prevent or adversely affect the exercise by the grantor of any existing or future right of the grantor.

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5.5.6	cession and delegation

A Party may not cede any or all of that Party's rights or delegate any or all of that Party's obligations under this Agreement without the prior written consent of the other Parties.

5.5.7	applicable law

This Agreement is to be governed, interpreted and implemented in accordance with the laws of South Africa.

5.5.8	costs

5.5.8.1	Each Party shall bear their own costs in relation to the drafting, negotiation and execution of this Agreement.

5.5.8.2
Any costs, including all legal costs on an attorney and own client basis and VAT, incurred by a Party arising out of or in connection with a breach by another Party shall be borne by the Party in breach.

5.5.9	independent advice

Each of the Parties hereby respectively agrees and acknowledges that:

5.5.9.1
it has been free to secure independent legal advice as to the nature and effect of each provision of this Agreement and that it has either taken such independent legal advice or has dispensed with the necessity of doing so;  and

5.5.9.2
each provision of this Agreement (and each provision of the Schedules) is fair and reasonable in all the circumstances and is part of the overall intention of the Parties in connection with this Agreement.

5.5.10	co-operation

Each of the Parties undertakes at all times to act in good faith and to do all such things, perform all such acts and take all such steps, and to procure the doing of all such things, within its power and control, as may be open to it and necessary for and incidental to the putting into effect or maintenance

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of the terms, conditions and import of this Agreement and the Transaction Documents.

5.5.11	contract override

In the event of any conflict between the provisions of this Agreement and any other Transaction Document, the provisions of this Agreement shall prevail.

5.5.12	counterparts

This Agreement and/or any document required to be signed by any Party in accordance with the Implementation Process, may be executed in counterparts, all of which together constitute one and the same instrument.  A facsimile shall constitute a valid counterpart for all such purposes.

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Schedule 1

Utilisation Request - May 2013 Additional SFA Advance Amount

From:	Plateau Resources Proprietary Limited
4th Floor, 82 Grayston Drive
Off Esterhysen Lane
Sandton

To:	Rustenburg Platinum Mines Limited
55 Marshall Street
Marshalltown
Johannesburg
fax number: (011) 373 5111
086 760 1621

Dated: [●]

Dear Sirs

Plateau Resources Proprietary Limited –Term Loan Facilities Agreement dated 12 June 2009 (the "June 2009 Senior Facilities Agreement"), as amended, from time to time, by the First Addendum to the June 2009 Senior Facilities Agreement dated 11 August 2011, the Amendment and Interim Implementation Agreement dated on or about 26 September 2012 and the Amendment Agreement dated on or about May 2013 (the "Facilities Agreement")

1	We refer to the Facilities Agreement. This is a Utilisation Request.

2	Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

3	We wish to borrow a Loan out of the May 2013 Additional SFA Advance Amount on the following terms –

3.1	Borrower:	Plateau Resources Proprietary Limited

3.2	Proposed Utilisation Date:	[●]

3.3	Amount:	R[●]

3.4	Interest Period:	[●]

3.5	Purpose: the above Loan will be used for the following purpose [●]

4	We confirm that each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

5
We confirm that each of the conditions of clause 6 of the OCSF Agreement (and incorporated into the Facilities Agreement in accordance with clause 4.1.2.4.3 of the Amendment and Interim Implementation Agreement) have been complied with.

6	The proceeds of this Utilisation should be credited to:

	Account Name:	Plateau Resources (Pty) Ltd

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	Account No:	42 104 5744

	Bank:	Standard Bank

	Code:	01 92 05

7	This Utilisation Request is irrevocable.

Yours faithfully

“Tumelo Motsisi”

_______________________

Authorised signatory for

Plateau Resources Proprietary Limited

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SIGNATURE PAGES

THE PARENT

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: ATLATSA RESOURCES CORPORATION		For and on behalf of: ATLATSA RESOURCES CORPORATION

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

N1C RESOURCES

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: N1C RESOURCES INC.		For and on behalf of: N1C RESOURCES INC.

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

N2C RESOURCES

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: N2C RESOURCES INC.		For and on behalf of: N2C RESOURCES INC.

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

PLATEAU

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: PLATEAU RESOURCES PROPRIETARY LIMITED		For and on behalf of: PLATEAU RESOURCES PROPRIETARY LIMITED

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

HOLDCO

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: BOKONI PLATINUM HOLDINGS PROPRIETARY LIMITED		For and on behalf of: BOKONI PLATINUM HOLDINGS PROPRIETARY LIMITED

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

OPCO

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: BOKONI PLATINUM MINES PROPRIETARY LIMITED		For and on behalf of: BOKONI PLATINUM MINES PROPRIETARY LIMITED

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

PLATEAU SECURITY SPV

Signed at	Sandton	on	28 May	2013.

“B. Harmse”

For and on behalf of: MICAWBER 634 (RF) PROPRIETARY LIMITED		For and on behalf of: MICAWBER 634 (RF) PROPRIETARY LIMITED

Name:	B. Harmse	Name:
Office:	Director	Office:
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

OPCO SECURITY SPV

Signed at	Sandton	on	28 May	2013.

“B. Harmse”

For and on behalf of: MICAWBER 603 (RF) PROPRIETARY LIMITED		For and on behalf of: MICAWBER 603 (RF) PROPRIETARY LIMITED

Name:	B. Harmse	Name:
Office:	Director	Office:
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

RPM

Signed at	Sandton	on	28 May	2013.

“B. Nqwababa”		“V.P. Pillay

For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED		For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED

Name:	B. Nqwababa	Name:	V.P. Pillay
Office:	Finance Director	Office:	Executive Head: JV Operations
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

THE SENIOR AGENT

Signed at	Sandton	on	28 May	2013.

“B. Nqwababa”		“V.P. Pillay

For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED		For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED

Name:	B. Nqwababa	Name:	V.P. Pillary
Office:	Finance Director	Office:	Executive Head: JV Operations
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

THE SECURITY AGENT

Signed at	Sandton	on	28 May	2013.

“B. Nqwababa”		“V.P. Pillay

For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED		For and on behalf of: RUSTENBURG PLATINUM MINES LIMITED

Name:	B. Nqwababa	Name:	V.P. Pillary
Office:	Finance Director	Office:	Executive Head: JV Operations
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

THE PELAWAN SPV

Signed at	Sandton	on	28 May	2013.

“Tumelo Motsisi”		“Harold Motaung”

For and on behalf of: PELAWAN FINANCE SPV PROPRIETARY LIMITED		For and on behalf of: PELAWAN FINANCE SPV PROPRIETARY LIMITED

Name:	Tumelo Motsisi	Name:	Harold Motaung
Office:	Director	Office:	Director
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

THE PELAWAN DIVIDEND TRUST

Signed at	Sandton	on	28 May	2013.

“Tumelo Moatlhodi”		“Asna Chris Harold Motaung”

For and on behalf of: THE PELAWAN DIVIDEND TRUST		For and on behalf of: THE PELAWAN DIVIDEND TRUST

Name:	TUMELO MOATLHODI	Name:	ASNA CHRIS HAROLD MOTAUNG
Office:	TRUSTEE	Office:	TRUSTEE
	(who warrants his authority)		(who warrants his authority)

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SIGNATURE PAGES

THE PELAWAN TRUST

Signed at	Sandton	on	28 May	2013.

“Tumelo Moatlhodi”		“Asna Chris Harold Motaung”

For and on behalf of: THE PELAWAN TRUST		For and on behalf of: THE PELAWAN TRUST

Name:	TUMELO MOATLHODI	Name:	ASNA CHRIS HAROLD MOTAUNG
Office:	TRUSTEE	Office:	TRUSTEE
	(who warrants his authority)		(who warrants his authority)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	September 20, 2013	By:	/s/ Kogi Naicker
Name: Kogi Naicker Title: Interim Chief Financial Officer